Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 14, 2016	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold to Release Third Quarter 2016 Financial Results and Conference Call

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) plans to release its third quarter 2016 financial statements prior to the market open on November 3, 2016 followed by a conference call to discuss the results at 11:00 am (ET).

Participants may join the call by dialing 416-340-2220 or 866-225-2055 (Canada and U.S. toll-free number) or via webcast on link: http://www.gowebcasting.com/8123

A replay of the call will be available until November 8, 2016, by dialing 905-694-9451 or 800-408-3053 (Canada and U.S.). The passcode is 1171723. A live and archived audio webcast will also be available at www.timminsgold.com.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.